July 2, 2025

Re:	Kosmos Energy Ltd. Form 10-K for Fiscal Year Ended December 31, 2024 Filed February 24, 2025 File No. 001-35167

Mr. Robert Babula and

Mr. Karl Hiller

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4628

Dear Mr. Babula and Mr. Hiller:

Kosmos Energy Ltd. (“Kosmos Energy,” the “Company” or “we”) is responding to the letter from the staff (“Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Commission”) dated June 24, 2025, commenting on the above-referenced Form 10-K filed with the Commission on February 24, 2025. For your convenience, we have repeated the Staff’s comments from such letter in bold below, followed by the Company’s response. All terms used but not defined herein have the meanings assigned to such terms in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024 (the “Form 10-K”).

Form 10-K for the Fiscal Year ended December 31, 2024

Financial Statements

Note 15 - Commitments and Contingencies, page 116

1.	We note your disclosure indicating that you do not believe the outcome of litigation, regulatory examinations and administrative proceedings in which you are involved would have a material effect, either individually or in the aggregate, with regard to your financial position, although could have a material adverse effect on your results of operations. We also see that on pages 42, 54, 55, and 57, you have disclosures concerning possible adverse effects arising from disagreements with host governments, contractual counterparties, non-compliance with laws, regulations and other legislative instruments, and your handling of regulated or hazardous substances.

For example, you identify various potential liabilities associated with your operations in Ghana, including the release of drilling fluids in its territorial waters, issues regarding approval disputes over the sale of assets, PODs for certain offshore discoveries, and exploration areas that may need to be relinquished, in addition to taxes and other payments that may be due in that jurisdiction. You indicate there are unresolved issues that could have a material adverse effect. You also indicate that if you do not adhere to various legal requirements in Ghana, such as the Petroleum Revenue Management Act, Petroleum Commission Act, and Ghanaian Petroleum Law, this could result in the suspension or termination of your operations, administrative, civil and criminal penalties, and a material adverse effect on your financial condition and results of operations.

Please expand your disclosures to describe the nature of the specific matters for which accruals have been made, or for which a material loss in excess of any accrual is reasonably possible, and to include an estimate of the possible loss or range of loss, to comply with FASB ASC 450-20-50-3 and 4. However, if you are not able to estimate your exposure, provide a statement to that effect and disclose the amounts being sought by the counterparty or clarify if there has been no such quantification.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

In addition to the clarifying disclosures that you propose, provide us with further information as necessary to understand how you have addressed each matter for which you have indicated resolution may yield material adverse effects, to include your assessment of the likelihood of loss, the extent of any accounting applied, the periods impacted by any accruals, claims made by the counterparties and the reasons you are unable to estimate your exposure in each instance, if this is the case.

We appreciate the opportunity to respond to the Staff’s comments regarding our disclosures under FASB ASC 450-20-50-3 and FASB ASC 450-20-50-4 (ASC 450). We acknowledge the importance of these disclosures and are committed to providing useful information to the users of our financial statements. In our Item 1A Risk Factor disclosures (Item 1A), we aim to address a comprehensive range of risks that may render an investment in our securities speculative or risky, even if such risks are not currently reasonably possible or probable to occur. For example, as the Staff notes in its letter, we have historically included examples of the risks associated with disagreements with the government of Ghana, where a significant portion of our proved reserves are located offshore. While we have had disputes in Ghana in the past, we have no such current disputes that may give rise to a loss that is reasonably possible and required to be disclosed in the financial statements of the Company. Conversely, our ASC 450 disclosures are specifically focused on loss contingencies that are at least reasonably possible. It is important to note that if any loss contingencies were deemed probable, we would record an appropriate accrual in our consolidated financial statements. Remote contingencies are excluded from our ASC 450 disclosures.

We would like to clarify that, in relation to the Item 1A disclosures referenced in the Staff’s comments, the Company is not currently involved in any litigation, regulatory examinations, administrative proceedings, or other matters that are reasonably possible or probable to incur a loss. To enhance the clarity of our ASC 450 disclosures, we will revise our language in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, as follows:

“From time to time, we are involved in litigation, regulatory examinations and administrative proceedings primarily arising in the ordinary course of our business in jurisdictions in which we do business. Although the outcome of these matters cannot be predicted with certainty, management believes that the likelihood of an unfavorable outcome having a material impact is neither reasonably possible nor probable of occurring ~~none of these matters, either individually or in the aggregate, would have a material effect upon the Company’s financial position; however, an unfavorable outcome could have a material adverse effect on our results from operations for a specific interim period or year~~.”

We trust that this clarification addresses the Staff’s comments, and we appreciate your guidance on this matter. Should you require any further information or clarification, please do not hesitate to reach out. Thank you for your attention to this matter.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ Neal D. Shah
Neal D. Shah
Senior Vice President and Chief Financial Officer

cc:	Byron B. Rooney, Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024